UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Profound Medical Corp.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
74319B502
(CUSIP Number)
July 31, 2024
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74319B502	13G	Page 2 of 7

1.	Names Of Reporting Persons BDC Capital Inc.
2.	check the appropriate box if a group	(a) (b)
3.	sec use only

4.	citizenship or place of organization Canadian

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,223,480
	7.	sole dispositive power	1,223,480
	8.	shared dispositive power	0

9.	aggregate amount beneficially owned by each reporting person	1,223,480
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	4.998%
12.	type of reporting person (See Instructions)	CO

CUSIP No. 74319B502	13G	Page 3 of 7

1.	Names Of Reporting Persons Amplitude Venture Capital Management Inc.
2.	check the appropriate box if a group	(a) (b)
3.	sec use only

4.	citizenship or place of organization Canadian

number of shares beneficially owned by each reporting person with:	5.	sole voting power	0
	6.	shared voting power	1,223,480
	7.	sole dispositive power	0
	8.	shared dispositive power	0
9.	aggregate amount beneficially owned by each reporting person	1,223,480
10.	check box if the aggregate amount in row (9) excludes certain shares (See Instructions)	☐
11.	percent of class represented by amount in row (9)	4.998%
12.	type of reporting person (See Instructions)	IA

CUSIP No. 74319B502	13G	Page 4 of 7

Item 1.

(a)	Name of Issuer:	Profound Medical Corp.
(b)	Address of Issuer’s Principal	2400 Skymark Avenue, Unit 6
	Executive Offices:	Mississauga, Ontario L4W 5K5

Item 2.

(a)	Name of Person Filing:	BDC Capital Inc. is a Crown corporation whose sole shareholder is the Government of Canada. Amplitude Venture Capital Management Inc. serve as BDC Capital’s investment adviser.
(b)	Address of Principal Business Office	5 Place Ville Marie, Suite 100 Montreal, Quebec, Canada H3B 5E7
or, if none, Residence:
(c)	Citizenship:	Canadian
(d)	Title of Class of Securities:	Common Shares
(e)	CUSIP Number:	74319B502

CUSIP No. 74319B502	13G	Page 5 of 7

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No. 74319B502	13G	Page 6 of 7

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,223,480
(b)	Percent of class: 4.998%

Calculation of percentage of beneficial ownership as of July 31, 2024 is based on 24,481,835 Common Shares outstanding as of July 10, 2024, as reported by Profound Medical Corp. in its Form F-10 filed with the Commission on July 10, 2024.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote: 0

	(ii)	Shared power to vote or to direct the vote: 1,223,480

	(iii)	Sole power to dispose or to direct the disposition of: 1,223,480

	(iv)	Shared power to dispose or to direct the disposition of: 0

CUSIP No. 74319B502	13G	Page 7 of 7

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Items 7 – 9.	Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 230.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2024

BDC Capital Inc.

/s/ Victor Scutaru
Name: Victor Scutaru
Title: Managing Director

Amplitude Venture Capital Management Inc..

/s/ Dion Madsen
Name: Dion Madsen
Title: Partner